

Meeting Every Challenge Con Edison Summary Annual Report 2001



On September 11, within minutes of the terrorist attack on the World Trade Center, Con Edison's dedicated men and women were in the field alongside firefighters, police, and other emergency personnel. Our crews worked around the clock, cutting, splicing, and installing cable, shutting gas and steam valves, and repairing mains and services.

In recognition of the extraordinary recovery effort, the Edison Electric Institute (EEI) presented Con Edison with its highest honor, the Edison Award, symbolized by the bust of Thomas Edison that appears above. EEI is the industry association of United States investor-owned electric utilities, affiliates, and associates worldwide.

Table of Contents



TO OUR SHAREHOLDERS

A Year of Challenge As New York State's largest energy distributor, your company faced many new challenges in 2001 and met them with strength and success. Con Edison of New York and Orange and Rockland Utilities, our two regulated utility companies, served 9.5 million New Yorkers, about half the state's population, and delivered 43% of all electric energy consumed in New York State. Over the past year, we continued substantial investment in our electric, gas, and steam energy infrastructure. Recent events have shown just how vital that infrastructure is to the economy of our entire nation.

In tumultuous times for the energy industry and our country, Con Edison's focus on its core energy transmission and delivery business has protected our shareholders' interests. The price of our common stock rose 4.8% in 2001. Total return to shareholders, including reinvestment of dividends, was 11%. This performance is particularly notable by comparison with declines in 2001 in major market indices. Despite the difficult economic environment, we earned a solid $3.22 a share. We maintained the strength of our balance sheet, along with our very good credit ratings.

We recognize the importance of the dividend to our shareholders and increased the dividend in 2001 for the 27th consecutive year, a record shared by few in our industry. In January 2002, we increased the dividend again, to an annualized $2.22 a share, reflecting our confidence in the future of Con Edison.

On September 11, our company, our city, and our nation were confronted with an unprecedented challenge. As a vital participant in the life of New York City, Con Edison was on the front lines, active in the emergency response to this crisis. In the days that followed, our hard-working men and women accomplished a truly extraordinary feat by restoring the critical energy services needed to help the city begin its recovery.

Within eight days of the attack, virtually all customers in lower Manhattan had electric, gas, and steam service available. In view of the damage inflicted on the energy delivery systems, this achievement is a testament to the initiative, skill, and dedication of Con Edison emergency teams and the many others throughout the company who provided support. The Edison Electric Institute, an association of United States investor-owned electric utilities with affiliates and associates worldwide, recognized Con Edison's accomplishment with its highest honor, the Edison Award.

Field crews continue working on permanent repairs. Two substations that were destroyed must be rebuilt. The first is scheduled for completion by the summer of 2002, the second in 2003. Additional rebuilding includes installing more than 130 miles of cable and associated support structures in the dense, narrow streets of downtown Manhattan. We've made excellent progress on this work. The energy delivery systems will be ready for the summer of 2002.

Meeting New York's Energy Needs Though the events of September 11 overshadowed the year's developments, other major challenges were successfully met during 2001. In August, the Northeast was subjected to an intense weeklong heat storm. On August 9, Con Edison of New York set a new record for electric demand, when peak load reached 12,207 megawatts. That same day, gas operations set a daily delivery record of 1,077,858 dekatherms. Orange and Rockland Utilities also experienced a historic electric peak of 1,340 megawatts. Our systems and the people who operate them performed very well in response to record demand. Customers received reliable service that kept their homes and businesses supplied with power and helped them cope with the heat.

All businesses, from multinational securities firms to the corner grocery, are expanding their use of digital processing to track their sales, manage inventory, execute transactions, and handle day-to-day operations. Many of the advances being made today in research and engineering are making computerized information management systems more useful in daily living and business pursuits. A reliable supply of energy is essential for both homes and commercial facilities, and meeting this need represents a source of continuing growth for Con Edison.

Although the nation and the region are experiencing an economic slowdown, the New York metropolitan area retains its core strength. It remains the center of major industries, such as finance, media, advertising, insurance, real estate, pharmaceuticals, and medical research. The most recent census confirms that the population of New York City has increased to more than eight million people, an expansion that drives development of new housing, stimulates more business, and enhances commercial activity and new job creation, all of which contribute to a sound economic base. For more than 175 years, Con Edison has been a vital part of the metropolitan area. As the need for energy has increased in New York City and the rest of our service area, your company has kept pace and is strongly positioned for growth as the economy recovers.



Manhattan Electric Operations control room facility incorporates state-of-the-art system monitoring and management technology.

Investing in Our Future An important factor in the ability of our energy delivery systems to meet the challenge of sustained growth is our ongoing program of capital investment in electric, gas, and steam infrastructures. More than $700 million was spent on improvements in 2001. Over the next five years, Con Edison of New York expects to invest $4.3 billion on electric, gas, and steam delivery systems. With new technologies being applied to monitoring and control systems, our state-of-the-art equipment provides an in-depth real-time picture of network performance that helps improve operational reliability and efficiency.

In 2001, we completed the sale of the Indian Point nuclear plant facilities for more than $500 million. To help ensure an adequate energy supply for our customers, we negotiated an arrangement to acquire the electric output of this facility through 2004.

As part of our effort to secure adequate electricity supplies for summer peak demand until new generation is built, we are repowering our East River Station using new state-of-the-art turbines. These new units will allow Con Edison to generate steam more efficiently and will provide needed electric energy year-round.

Ongoing capital improvements – and the steadfast dedication of our workforce – help us keep Con Edison of New York's system reliability the nation's best. This investment is one part of our corporate strategy to grow our core business. As the need for energy climbs, Con Edison will continue to make investments in infrastructure and technology to meet customer needs.

Providing Industry Leadership In 2001, extraordinary interest was focused on the energy industry nationwide. The year began with events in California that burdened the state's economy and strained available energy supplies in the West. Sharp increases in the cost of electric supply led to the bankruptcy of one of the West Coast's largest public utilities and left another teetering on the brink.

By the end of the year, the country's largest energy trading firm had also collapsed. These events have once again called public attention to the role of energy policy and business practices in an increasingly competitive global economy.

Utility customers in New York State can purchase electric energy and natural gas from independent energy services companies. This promotes retail and wholesale competition among energy suppliers, which will ultimately benefit businesses and consumers. Con Edison has taken a leadership position in working with the Federal Energy Regulatory Commission, the New York State Public Service Commission, the New York Independent System Operator, and other policymakers and market participants to ensure that energy supplies are adequate to meet our peak summer loads and that the transition to fully competitive energy markets goes forward in an effective and measured way. We also work closely with our customers to provide the information that can help them to make informed energy choices.

Building a Presence in Competitive Markets Con Edison's four unregulated companies are on track to develop and grow in a spectrum of markets. Con Edison Communications continues to build out its fiber-optic network in New York City and has completed service facilities for more than 60 buildings. The company has established long-term agreements with major facility owners and property management firms to provide backup broadband infrastructure, as businesses seek to bolster their communications capability in light of September 11.



Today's power-intensive businesses require reliable sources of energy.

Con Edison Solutions provides a wide range of energy procurement and management services to companies and individuals, helping its customers successfully navigate the new competitive energy landscape.

Con Edison Development acquires, develops, owns, and operates electric generation plants in several mid-Atlantic and New England states, where demand for electric energy continues to increase.

Con Edison Energy has access to the output from these and other generating plants. It offers energy, capacity, and risk-management services to wholesale customers in the Northeast.

Our competitive business units leverage the strengths of Con Edison to build profitable growth in their respective markets. As the communications and energy industries evolve, these companies are well positioned to satisfy customer demand for innovative services and business solutions.

Meeting Every Challenge Con Edison excels at our core "wires and pipes" business. With our solid credit ratings, strong capital structure, and steady growth in dividends, we are pursuing a corporate strategy that combines our financial strength with our experience in energy markets. We look forward to pursuing opportunities in the regulated sector through enhancement of our delivery systems to meet growing energy demand and through continuing improvements in operating efficiency. We continue to apply our expertise in energy supply, energy services, and infrastructure systems to maximize the potential of our non-utility companies in competitive markets.

Our distinguished Board members, who contribute their judgment and insights to the management of the company, were joined in September of 2001 by Vincent Calarco, Chairman of the Board of Crompton Corporation, a global producer and marketer of specialty chemicals, and polymer products and equipment. Mr. Calarco's experience in the business community and his financial expertise make him a valuable addition to our Board.

We are steadfast in our commitment to environmental excellence. Our environmental programs are recognized nationwide. Within the company, environment, health, and safety policies and principles are regarded with the same importance as operational and business matters. Every day, we work to safeguard the environment within our service area and to help protect the well-being of our customers and our employees.

In reflecting on the challenges of the past year, we have intensified our outreach in support of the people and communities we serve. Many of our men and women serve as volunteers in environmental programs, mentoring programs, and charitable organizations. Con Edison's broad-based efforts within our service areas extend well beyond providing reliable energy.

Con Edison is also reaching out to the business community with strategies and programs that help spur local economic activity and drive mutually profitable growth. We offer incentives to stimulate start-up ventures in new media, recycling, food processing, and biotechnology. We work with government to help commercial customers take full advantage of programs designed to stimulate the local economy and help small businesses prosper. Few companies are better equipped for the task of helping our communities grow. Our roots run deep. Our 14,000 employees live and work in and near the towns and neighborhoods we serve, enliven their communities, and give of themselves both as professionals and as caring individuals.

Con Edison will be there, as we have been for more than a century, meeting every challenge and delivering the energy that will help the region to thrive. And as we look to the future, a strong and resourceful Con Edison will keep working for shareholders, delivering value year after year, through changing markets and changing times.

Eugene R. McGrath

Eugene R. McGrath
Chairman, President and Chief Executive Officer



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Facing Page Following September 11, Con Edison crews worked around the clock to restore vital energy services to the lower Manhattan financial district, enabling the New York Stock Exchange to reopen within six days. **Above** Con Edison continued its comprehensive program to enhance reliability and improve infrastructure, part of a five-year, $4.3 billion upgrade to the energy delivery systems serving New York City and Westchester County.

SUPPORTING NEW YORK'S ENERGY-INTENSIVE ECONOMY

"Day in and day out, the building industry values and respects the unsurpassed reliability and professional savvy that Con Edison provides. The company delivers strategic solutions to customers' needs, helping create a strong foundation for the economy of New York."
Richard T. Anderson, President, New York Building Congress

Con Edison has maintained the stability, financial strength, and strong balance sheet that position it to meet the challenge of providing power for the most dynamic regional economy in the world. Your company is well prepared to satisfy changing requirements and customer expectations with solutions that help business grow.

The widespread use of computers and a growing economy have spurred an increase in energy requirements. In the past five years, the peak demand in Con Edison of New York's service area, adjusted for weather, has grown by an average of 250 megawatts every year.

To meet the challenge of growing demand for energy services while providing the most reliable electric utility service in the nation, Con Edison of New York continues upgrading and expanding its electric, gas, and steam delivery systems. In 2001, Con Edison of New York's electric energy sales increased by 2.4% for the year, after adjustment to normal weather conditions. Orange and Rockland Utilities sales increased by 3.3%.

In 2001, the New York region felt the effects of a nationwide recession. As recovery from this economic slowdown takes shape, our company will play an important role. Our capital improvements to energy delivery infrastructures will provide operational advantages and benefit customers. Despite the downturn, major residential and commercial new construction is continuing throughout our service area. For example, the AOL Time Warner Center presently under construction at Columbus Circle will provide 2.8 million square feet of new space. The Ritz-Carlton Hotel and recently-opened Residences New York, Battery Park, represent a major increase in mixed-use space downtown. In the longer term, the redevelopment of the properties being sold by Con Edison just south of the United Nations along First Avenue will provide additional growth. These projects and many others like them represent growth for our electric, gas, and steam business. We've seen that no matter how economic cycles trend in the short run, over time the demand for energy never stops increasing.

Con Edison's energy services and economic development professionals provide tailored service offerings responsive to individualized requirements of business customers. We can help customers take advantage of a variety of incentives including reduced energy rates, rebates, and tax reductions for promising industries that exhibit high growth potential. In all cases, Con Edison focuses on creating alliances with commercial and industrial customers to provide energy solutions that help business grow.



Above Workers install electric cable in preparation for the construction of a new electric substation, a replacement for one of the two substations destroyed on September 11.

DEVELOPING TECHNOLOGY

"Con Edison, working with NASA's Jet Propulsion Laboratory, is using advanced technologies to monitor the environment and enhance underground imaging. These innovative applications of space technology will help Con Edison better serve its customers, today and tomorrow."

Lt. Gen. Eugene L. Tattini, USAF (ret.), Deputy Director, JPL-NASA

To meet the challenge of harnessing rapidly developing new technologies, Con Edison has implemented a broad-based outreach program with development engineers, local colleges and universities, energy industry groups, and technology firms to explore scientific advances that have the potential for improving energy services. The company is engaged in research on many fronts, focusing on advances that could substantially enhance operational efficiency, better meet customer expectations, and support profitable growth.

In an exciting pilot project, sensors are being tested for their ability to scan underground structures and create detailed pictures of subterranean energy-delivery systems. The method, comparable to CAT scans in medical applications, holds great potential to reduce the need for physical excavations to locate and check equipment. The Computer-Aided Radar Tomography (CART) equipment is towed over paved roads or surfaces and level rights-of-way. Radar scans directed downward collect echoes from subsurface features that are digitally reassembled to provide three-dimensional images of buried pipes, conduit, and other facilities.

Con Edison is actively participating in many other research programs. As always, our goal is to apply new technology to strengthen our company while serving our customers better.





Facing Page *The Computer-Aided Radar Tomography (CART) Imaging System, in development, creates three-dimensional images that show the approximate size, shape, and depth of buried pipes and other underground structures, minimizing the need for excavations.* **Above** Con Edison continues to investigate new technologies to improve both service and safety. This new *"cold-shrink" material enables cable splices to be made without the need for torch heating.*



Facing Page Relay operator Linda Altomonte at an O&R substation. **Above** To improve reliability, Orange and Rockland Utilities made significant enhancements to its energy delivery systems, including the construction of new substations with substantial technological improvements.

ORANGE AND ROCKLAND UTILITIES

"When it comes to commercial development in our region, businesses need to know that key components of the infrastructure can grow with them and help them realize their goals. I tell them that with Orange and Rockland, they've got an energy partner they can count on." *David E. Dirks, President and Chief Executive Officer, Orange County Partnership*

Orange and Rockland Utilities (O&R) provides electric service to more than 700,000 people and natural gas service to approximately a third of its customers. Its service area covers 1,350 square miles in New York State, northern New Jersey, and northeastern Pennsylvania. O&R earned $40.2 million in 2001, which contributed $0.19 per share to Con Edison's overall performance.

O&R experienced a record system peak electrical demand of 1,340 megawatts on August 9, 2001. To accommodate increased levels of demand, the company had implemented extensive enhancements to its energy delivery systems, including construction of a 345-kilovolt substation to increase reliability and to supply growing electric energy use in its Western and Central Divisions. O&R also added two other substations that feature significant technology improvements, including digital relays and fiber-optic communications, thereby improving data acquisition and transmission for lower operating and maintenance costs.

Through the creation and implementation of a unique customer retail access program, O&R has achieved the most successful market penetration rate in New York State, with approximately 21% of its electric customers and 24% of its gas customers participating in the program. This compares with a statewide success rate of approximately 4% and 6.5%, respectively.

In managing its extensive energy distribution infrastructure and rights-of-way, O&R is particularly committed to rigorous environmental-management practices. In recognition of the company's success, it was presented with a Tree Line USA Utility award from the National Arbor Day Foundation.





Above A technician at Con Edison Communications Network Operations Center (NOC) monitors the integrity of the fiber-optic network.

GAINING IN COMPETITIVE MARKETS

"Property owners and tenants of telecommunications facilities – indeed all modern facilities – need true telecom redundancy and disaster recovery. Con Edison Communications services are a logical choice for businesses that depend on connecting with their customers in the outside world." *John J. Gilbert III, Executive Vice President and COO, Rudin Management*

As energy markets become more competitive, and as telecommunications applications multiply, Con Edison's four competitive companies are meeting the challenge of growing their business. Con Edison Communications continues building out its fiber-optic network in the New York metropolitan area and connecting customers to its facilities. Con Edison Communications provides broadband telecommunications services to a wide variety of customers including long distance carriers, competitive local exchange carriers, and large government, financial, and media customers seeking diverse connectivity to improve the reliability of their networks.

In 2001, Con Edison Communications significantly expanded the reach of its network. It signed a 10-year agreement with Carlyle Group, a Washington, D.C.-based global investment firm, to provide connectivity for the 700,000-square-foot Atlantic Telecom Center in Brooklyn. It has also entered into agreements with Rudin Management, Newmark & Company, and Vornado Realty Trust. These customers rely on Con Edison Communications to provide broadband access for their properties so tenants can have additional choices for high-speed cable, Internet, and other services.

Con Edison Solutions is a leading retail energy services company. It offers customers electricity, natural gas, and a variety of energy management services and products. Con Edison Solutions establishes a partnership with clients that integrates its energy expertise with the needs of the clients' business to develop technologically sophisticated yet cost-effective strategies for the efficient use of energy. For example, with Old London Foods, Con Edison Solutions determined that the ideal way to satisfy this customer's energy needs was with a cogeneration plant to supply electricity at the firm's large bakery facility. The installation will provide the added benefit of heat that can be used for warming the facility and for certain production processes.

Con Edison Energy is a wholesale energy supply company with access to energy from power plants owned by Con Edison Development and other sources of electricity and natural gas. Con Edison Energy provides power marketing and fuel management services for Con Edison Development's generating plants, and electric and gas supply management services for Con Edison Solutions. Services are also provided to other wholesale energy companies, such as energy retailers, utilities, trading companies, generating companies, and municipal energy companies and cooperatives. One specialized offering Con Edison Energy provides its clients is load-following service. This allows wholesale customers to purchase precisely the amount of energy needed to meet commitments on an hourly basis. The service helps protect customers against volatility in pricing and supply. Con Edison Energy leverages its strength and expertise to help clients meet obligations to their own customers and gain a competitive edge in the evolving deregulated energy markets.

CRISIS, RECOVERY, RENEWAL

"We thank Con Edison and its dedicated workers for their prompt and incredible work in restoring the quality of life for the residents and businesses of lower Manhattan." *Community Board #1 Resolution*

On September 11, attacks against the World Trade Center in lower Manhattan caused profound shock throughout the country and around the world. Within minutes of the first impact, Con Edison's Corporate Emergency Response Plan was activated.

Con Edison field crews rushed to the site of the disaster. They joined firefighters, police, and other emergency workers to help with rescue and evacuation operations. A thorough assessment was made to determine how energy delivery had been affected at Ground Zero and in lower Manhattan. More than 1,900 of our workers, supported by hundreds of others behind the scenes, focused on immediate restoration of electrical service using intact portions of the electrical system.

Field crews laid more than 36 miles of temporary cable, made more than 600 splices, and deployed 92 mobile generators with a total output of approximately 100 megawatts, enough to supply a city the size of Albany, New York. Customers in lower Manhattan had energy services restored within eight days.

This extraordinary achievement is a testament to the outstanding dedication and determination of Con Edison's employees. They were helped by the effectiveness of our formal, tested emergency response process, and they were backed by the full cooperation of city, state, and federal authorities. They were inspired and gratified by the enormous support of fellow New Yorkers.

Con Edison is now rebuilding lower Manhattan's energy infrastructure to make permanent repairs and assure that our high levels of service reliability are available to the increasing number of residents and businesses returning to the area and to newcomers who will locate there in the future.



Richard J. Morgan June 8, 1935 – September 11, 2001

Richard J. Morgan, who served as Con Edison's vice president of Emergency Management until his retirement in 2000, perished in the attack on the World Trade Center. In a Con Edison career that spanned four decades, Dick Morgan developed close working relationships with New York City's Fire Department, Police Department, Office of Emergency Management, and the Federal Emergency Management Agency, particularly in times of crisis. Those at Con Edison and throughout the city and the industry who knew Dick Morgan mourn his passing and celebrate his memory.







Above As part of its permanent restoration of energy services in lower Manhattan, Con Edison constructed a new steam main that feeds Battery Park City, including the World Financial Center and the New York Mercantile Exchange (NYMEX).

THE COMMUNITIES WE SERVE

"Con Edison is an invaluable partner to arts-in-education programs throughout New York. Their support for museums, theater groups, dance troupes, and a host of other programs from poetry to zoos to our Latino cultural series is a cornerstone of the cultural life of the region's communities and schools." *Jeffrey Rosenstock, Executive Director, Queens Theatre in the Park*

Con Edison has built a legacy of participating in the life of the communities we serve. We've remained focused on the need to reach out to others. The company and its people are active in supporting organizations that enrich the lives of all New Yorkers.

The company's work with the YMCA is one example. Con Edison employees sit on the boards of a dozen YMCA branches, and the company is supporting the creation of "virtual Ys" in schools. In virtual Ys, students will have access to recreational resources, development and after-school programs, and other YMCA resources in their own schools, provided in cooperation with local YMCA branches.

The company's philanthropic interests include initiatives that promote environmental awareness, further education, broaden exposure to arts and culture, strengthen neighborhoods, and help those in need. Con Edison is firmly devoted to continuing its long tradition of corporate involvement with the goal of nurturing creativity, commitment, and social consciousness.

Con Edison has long-standing relationships with local community groups working to promote economic stability. We also engage in a continuing dialogue with elected leaders and neighborhood representatives to improve the quality of life throughout our service area.

In responding to the challenge of helping the communities we serve to flourish, Con Edison is inspired by a special advantage – the boundless energy and vitality of New York and its people.





ıcing Page Technical Supervisor Firooz Mirbaha (left) helps students from Samuel Gompers High School prepare for robotics competition. **Above** On a field day visit to Wave Hill, students ·arn about Con Edison's environmental practices.



Facing Page EPA Administrator Christie Whitman and Con Edison Company of New York President Kevin Burke at Hunts Point Market. **Above** Ongoing support from Con Edison has hel make the Bronx River's restoration a reality.

THE WORLD WE LIVE IN

"Con Edison's environmental commitment can be readily seen in the company's history of strong support for nature preserves, parks, and wildlife sanctuaries. By advocating policies that safeguard these natural resources, the company helps assure that future generations will be able to enjoy them." ***Carol Ash, Executive Director, Palisades Interstate Park Commission***

In conducting business, Con Edison's employees are focused on protecting and preserving the environment. Operational tasks are consistently carried out to the highest environmental standards. We ensure that environmental, health, and safety considerations are an integral part of our planning and operating decisions.

The company works with environmental regulators, elected officials, and industry groups to meet the challenges of preserving natural resources and safeguarding the environment. Con Edison is a founding member of the Clean Energy Group, which addresses the causes of global warming.

To help protect air quality within New York City, the company sponsored development of a pilot project to electrify 32 truck bays at the Hunts Point Market in the Bronx. This installation provides cooling, heating, electric power, telephone, and modem connections for trailer trucks making deliveries to this large food distribution hub, eliminating the need for drivers to idle their engines. At opening ceremonies for this pilot facility, Christie Whitman, Administrator of the U.S. Environmental Protection Agency, noted that as a result of trucks using the electrified truck bays, more than 2,000 tons of pollutants from idling engines will be prevented from entering the environment each year.

In a continuing conservation initiative, Con Edison reaches out to customers with useful publications that explain how to improve energy efficiency in homes and businesses. These booklets outline practical, down-to-earth conservation practices that can help trim energy usage while maintaining comfort and convenience. They also offer guidance to help customers choose energy-efficient models when purchasing appliances and other electrical equipment. In addition, Con Edison's Web site features information that can help customers conserve energy.

Con Edison also provides a number of demand-side programs for commercial customers. Those who participate are provided with special incentives that encourage conservation. The programs also reward improved energy efficiency.

Con Edison is dedicated to ongoing improvement as it carries out its environmental mission. By continually raising the bar, our environmental programs better serve the interests of those within our service area and beyond, both for our own time and for the generations to come.



INVESTOR SERVICES

"My congratulations and thanks to all of the men and women of Con Edison who worked around the clock to restore electric, gas, and steam service to lower Manhattan. Your dedicated efforts enabled the New York Stock Exchange to reopen less than a week after the September 11 attack on the World Trade Center." *Dick Grasso, Chairman and CEO, New York Stock Exchange*

Because managing an investment portfolio requires timely access to information, Con Edison provides individual investors and institutions with the resources needed to keep abreast of the latest developments at the company.

We provide you with an investor information section on our corporate Web site, www.conEdison.com. It features background information about Con Edison and our regulated and competitive businesses, access to our annual reports and quarterly filings, presentations that we've made to investors on the status of the company, and other useful data.

You can access a tracking archive for Con Edison with historical information and charts showing a record of dividends, earnings, and stock price. Current stock quotes along with securities and credit ratings are provided as well.

You can sign up for e-mail alerts of important developments in any or all of several information categories. This interactive feature allows you to enter requests for Con Edison to mail financial reports and other material.

The site is equipped with a link to our transfer agent, so you can directly contact the agent about stock ownership, dividend payments, reinvestment of dividends, transfer requirements, and much more.




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cing Page Investors can access current Con Edison financial information at www.conEdison.com. **Above** In recognition of Con Edison's heroic work at Ground Zero, Chairman and CEO ugene R. McGrath, joined by company executives, field personnel, and union representatives, was invited to ring the closing bell at the New York Stock Exchange on January 23, 2002.



Facing Page Westchester/Bronx field supervisor Jonna Schaffer. **Above** Con Edison is committed to providing the highest levels of customer service. More than 275 employees handle 24/7 operations of the Customer Assistance Center. The group answered a record 1,224,880 calls in January 2001, the highest monthly call volume in the company's history.

OUR PEOPLE

"We are deeply moved by the support we have received from the many Con Edison volunteers who help public television. The wonderful thing is that they so generously give not just their money, but their time."
Dr. William F. Baker, President, Thirteen/WNET New York

Con Edison's workforce reflects the rich diversity that characterizes the population in our service area. We seek out people of differing backgrounds who are committed to the goal of doing their jobs well.

The men and women of Con Edison are pledged to excellence in their jobs and personally involved in the communities in which they live and work. Our employees volunteer in a broad variety of activities including World Trade Center disaster-relief efforts, charity events, and community programs. They also participate in many tutoring and mentoring efforts. One example is a program for students at Washington Irving High School in Manhattan, where Con Edison volunteers work with students to help them study for their New York State Regents exams, with very encouraging results.

Con Edison is also recognized as a company that facilitates professional growth and encourages individuals to express their full career potential. *Hispanic* magazine listed Con Edison in its top 100 companies providing exceptional opportunity for Latino employees. *Fortune* named us as one of America's most admired utility companies. We've been recognized by *Working Woman* magazine and its successor, *Executive Female*, as one of the top firms for women executives, and women hold a significant proportion of Con Edison's senior management posts.

Delivering New York's energy is a complex and demanding business. It takes a special group of people, in a creative and dynamic effort, to rise to this challenge. Con Edison delivers the most reliable electrical utility service in the world, drives the world's most important regional economy, and builds shareholder value thanks to the determination, dedication, and can-do spirit of its employees.





CORPORATE POLICY COMMITTEE

Top Row: **Eugene McGrath, Joan Freilich, Kevin Burke** Middle Row: **JoAnn Ryan, Charles Weliky, Peter Rust** Bottom Row: **John McMahon, Frances Resheske, Stephen Bram**

FINANCIAL SECTION

Condensed Management's Discussion and Analysis of Financial Condition and Results of Operations

Con Edison's Business

Con Edison is a holding company that provides a wide range of energy-related services to its customers through its regulated and unregulated subsidiaries. Con Edison's core business is energy distribution and it is also pursuing related growth opportunities in competitive businesses.

Con Edison's principal subsidiary is Consolidated Edison Company of New York, Inc. (Con Edison of New York), a regulated utility that provides electric service to over 3.1 million customers and gas service to over 1.1 million customers in New York City and Westchester County. It also provides steam service in parts of Manhattan.

Orange and Rockland Utilities, Inc. (O&R) is also a regulated utility subsidiary of Con Edison. O&R, along with its regulated utility subsidiaries, provides electric service to over 280,000 customers and gas service to over 120,000 customers in southeastern New York and in adjacent sections of New Jersey and northeastern Pennsylvania.

Con Edison has four unregulated subsidiaries: Consolidated Edison Solutions, Inc., a retail energy services company that sells electricity and gas to delivery customers of utilities, including Con Edison of New York and O&R; Consolidated Edison Energy, Inc., a wholesale energy supply company that enters into financial and commodity instruments as part of its energy trading activities; Consolidated Edison Development, Inc., a company that develops generating projects; and Con Edison Communications, LLC, a company that builds and operates fiber-optic networks to provide wholesale telecommunications services.

Significant Developments

The September 11, 2001 attack on the World Trade Center damaged electric, gas, and steam transmission and distribution facilities of Con Edison of New York. The company estimates that it will incur approximately $400 million of costs, most of which will be capital in nature, for emergency response, temporary restoration, and permanent replacement of damaged facilities. At December 31, 2001, the company had capitalized $54.9 million of such costs as utility plant and deferred $32.9 million as a regulatory asset. The company is seeking Federal reimbursement of the approximately $335 million of costs not expected to be covered by insurance.

In 2001 Con Edison of New York completed the sale of its 480 MW interest in the jointly owned Roseton generating station and its 1,000 MW nuclear generating unit and related assets for $642.5 million. Con Edison of New York's remaining electric generating facilities consist of steam-electric plants located in New York City with an aggregate electric capacity of approximately 629 MW.

In April 2001 Con Edison of New York reduced its electric rates by $209 million (on an annual basis). Together with previous decreases implemented since its 1997 Restructuring Agreement, Con Edison has decreased its electric rates by $691 million (on an annualized basis).

In March 2001 Con Edison and Northeast Utilities commenced litigation relating to their October 1999 merger agreement. Con Edison believes that Northeast Utilities has materially breached the merger agreement and that Con Edison has not materially breached the merger agreement and is not obligated to acquire Northeast Utilities because Northeast Utilities does not meet the merger agreement's conditions that Northeast Utilities perform all of its obligations under the merger agreement, including the obligation that it carry on its businesses in the ordinary course consistent with past practice. Con Edison is unable to predict whether or not any Northeast Utilities-related lawsuits or other actions will have a material adverse effect on Con Edison's financial position, results of operations, or liquidity.

Liquidity and Capital Resources

Con Edison's liquidity is dependent on its cash flows from its operating, investing, and financing activities listed on the accompanying consolidated statement of cash flows and discussed below. As a result of these activities, cash and temporary cash investments increased $176.5 million at December 31, 2001 compared to December 31, 2000.

Cash Flows from Operating Activities

(Millions of Dollars)	**2001**	2000
Net cash flows from operating activities	**$1,350**	$1,017
Common stock dividends	**(467)**	(463)
Net cash flows	**$ 883**	$ 554

Net cash flows from operating activities in 2001 increased $332.5 million compared with 2000, principally as a result of lower energy costs which are reflected in decreased customer accounts receivable and recoverable energy costs offset in part by decreased accounts payable balances.

Capital Resources

Con Edison is a holding company that operates only through its subsidiaries and has no material assets other than its interest in its subsidiaries. Con Edison expects to finance its capital requirements and the payment of dividends to its shareholders primarily from dividends it receives from its subsidiaries and through external borrowings, including commercial paper. Con Edison's ability to make payments on its external borrowings is dependent upon its receipt of dividends from its subsidiaries or proceeds from the sale of its securities or its interest in its subsidiaries.

Con Edison's ratio of earnings to fixed charges for 2001 and 2000 and common equity ratio at December 31, 2001 and 2000 were:

	2001	2000
Earnings to fixed charges (SEC basis)	**3.5**	3.1
Common equity	**49.6**	49.1

The changes in interest coverage in these years reflect changes in pre-tax income and changes in interest charges due to debt issuances and refundings. Excluding a $130 million charge for replacement power costs and the $32.1 million charge for merger-related expenses, Con Edison's ratio of earnings to fixed charges for 2000 would have been 3.47.

Capital Requirements

The following table compares Con Edison's capital requirements relating to its regulated and unregulated subsidiaries for the years 1999 through 2001 and estimated amounts for 2002 and 2003:

(Millions of Dollars)	1999	2000	2001	2002	2003
Regulated utility construction expenditures	$ 678	$ 959	$1,042	$1,307	$1,388
Investment in unregulated subsidiaries	165	121	164	307	257
Sub Total	843	1,080	1,206	1,614	1,645
Retirement of long-term securities at maturity	225	395	638	337	185
Total	$1,068	$1,475	$1,844	$1,951	$1,830

The increased regulated utility construction expenditures in 2002 and 2003 reflect expenditures for permanent electric, gas, and steam system restoration following the World Trade Center attack, incremental electric load growth and reliability programs, an increased level of gas infrastructure expenditures, and the cost to repower Con Edison of New York's East River steam-electric generating plant.

Contractual Obligations

The following table summarizes Con Edison's material contractual obligations:

(Millions of Dollars)	Payments Due by Period				
Contractual Obligations	Total	Less than 1 year	1–3 years	4–5 years	After 5 years
Long-Term Debt	$ 5,839	$311	$ 785	$ 350	$ 4,393
Capital Lease Obligations	79	8	15	14	42
Operating Leases	412	50	135	77	150
Non-Utility Generator Contracts	8,679	541	1,082	1,054	6,002
Total	$15,009	$910	$2,017	$1,495	$10,587

Results of Operations

Con Edison's earnings per share in 2001 were $3.22 ($3.21 on a diluted basis). Earnings per share in 2000 and 1999 were $2.75 ($2.74 on a diluted basis) and $3.14 ($3.13 on a diluted basis), respectively. Excluding a $130 million charge relating to replacement power costs and a $32.1 million charge for merger-related expenses, earnings per share in 2000 would have been $3.24 ($3.23 on a diluted basis).

Earnings for the years ended December 31, 2001 and 2000 were as follows:

(Millions of Dollars)	2001	2000
Con Edison of New York*	**$649.5**	$570.1
O&R	**40.2**	39.1
Unregulated subsidiaries	**11.5**	7.7
Other**	**(19.0)**	(34.1)
Con Edison	**$682.2**	$582.8

* Includes a charge for possible disallowance of $130 million of replacement power expenses in 2000.

** Includes parent company expenses, goodwill amortization, inter-company eliminations, and a $32.1 million charge in 2000 for merger-related expenses.

Con Edison's earnings for 2001 increased $99.4 million compared with 2000, reflecting principally the effects of warmer than normal summer weather in 2001 ($76.3 million), a decrease in nuclear production expenses relating to the nuclear generating unit ($98.4 million), lower depreciation expenses ($60.2 million), increased pension credits ($53.1 million), gain on generation divestiture ($37.5 million), recognition of revenue related to previously deferred NYPA rate increases ($35.2 million), a net increase in earnings from the unregulated subsidiaries ($3.8 million), and non-recurring charges in 2000 relating to Con Edison of New York's replacement power costs ($130 million) and merger-related expenses ($32.1 million), offset by electric rate reductions in 2001 of approximately $375.6 million.

Electricity sales volume for Con Edison's utility subsidiaries increased 3.1 percent in 2001 compared with 2000 and increased 1.7 percent in 2000 compared with 1999.

After adjusting for variations, principally weather and billing days, in each period, electricity sales volume for Con Edison of New York increased 2.4 percent in 2001 compared with 2000 and increased 3.6 percent in 2000 compared with 1999. For O&R weather adjusted electric sales increased 3.3 percent in 2001 compared with 2000 and increased 0.5 percent in 2000 compared with 1999.

Firm gas sales and transportation volume for Con Edison's utility subsidiaries decreased 2.0 percent in 2001 compared with 2000 and increased 8.0 percent in 2000 compared with 1999.

After adjusting for variations, principally weather and billing days, in each period, gas sales and transportation volume to firm customers for Con Edison of New York increased 2.8 percent in 2001 compared with 2000 and increased 2.0 percent in 2000 compared with 1999. For O&R weather adjusted gas sales decreased 0.1 percent in 2001 compared with 2000 and increased 3.7 percent in 2000 compared with 1999.

Steam sales volume decreased 5.3 percent in 2001 and increased 0.8 percent in 2000. The decrease in 2001 reflects the warmer winter weather compared with 2000.

After adjusting for variations, principally weather and billing days, in each period, steam sales volume decreased 2.7 percent in 2001 and decreased 0.7 percent in 2000.

The detailed management's discussion and financial statements (including the notes thereto) appear in the Appendix of the Proxy Statement and Form 10-K filed with the Securities and Exchange Commission.

Report of the Company

The condensed consolidated financial statements in this summary annual report were derived from the consolidated financial statements that appear in the Appendix to the Proxy Statement for the 2002 annual meeting of stockholders. The consolidated financial statements have been prepared by the management of Consolidated Edison, Inc. (Con Edison). In Con Edison's opinion, such statements are in conformity with accounting principles generally accepted in the United States of America. The statements reflect judgments and estimates made in the application of such principles. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the consolidated financial statements. In the opinion of management, the consolidated financial statements fairly reflect Con Edison's financial position, results of operations, and cash flows.

The integrity of Con Edison's financial records, from which the consolidated financial statements are prepared, is largely dependent upon Con Edison's system of internal accounting controls. Based upon continued monitoring of such controls, Con Edison believes it provides reasonable assurance that transactions are executed in accordance with management's authorization and are properly recorded and that assets are appropriately safeguarded against loss from unauthorized use.

Con Edison's Board of Directors maintains an Audit Committee composed of Directors who are not employees of Con Edison. The Audit Committee meets with Con Edison's management, the internal auditors, and independent accountants several times a year to discuss internal accounting controls, financial reporting matters, Con Edison's consolidated financial statements, and the scope and results of the audit by the independent accountants and of the audit programs of the internal auditors. The independent accountants and internal auditors have direct access to the Audit Committee and periodically meet with it without management representatives present.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Con Edison's independent accountants, in accordance with auditing standards generally accepted in the United States of America.

February 21, 2002

Report of Independent Accountants

PRICEWATERHOUSECOOPERS

To the stockholders and Board of Directors of Consolidated Edison, Inc.:

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets and the consolidated statements of capitalization of Consolidated Edison, Inc. and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, retained earnings, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2001 (not presented herein) appearing in the Appendix to the Proxy Statement for the 2002 annual meeting of stockholders of the Corporation; and in our report dated February 21, 2002, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

PricewaterhouseCoopers LLP

New York, NY
February 21, 2002

Condensed Consolidated Balance Sheet Consolidated Edison, Inc.

At December 31 (Thousands of Dollars)	2001	2000
Assets		
Net plant	**$ 12,248,375**	$ 11,935,170
Cash and temporary cash investments	**271,356**	94,828
Accounts receivable – customer, less allowance for uncollectible accounts	**613,733**	910,344
Fuel, gas in storage, and materials and supplies, at average cost	**220,699**	242,929
Other current assets	**324,307**	395,245
Total current assets	**1,430,095**	1,643,346
Total investments	**216,979**	526,089
Goodwill and intangible assets	**529,330**	488,702
Other noncurrent assets and deferred charges	**2,571,332**	2,173,938
Total deferred charges	**3,100,662**	2,662,640
Total	**$ 16,996,111**	$ 16,767,245
Capitalization and Liabilities		
Total common shareholders' equity	**$ 5,666,268**	$ 5,472,389
Preferred stock	**249,613**	249,613
Long-term debt	**5,501,217**	5,415,409
Total capitalization	**11,417,098**	11,137,411
Minority interests	**9,522**	8,416
Long-term debt due within one year	**310,950**	309,590
Notes payable	**343,722**	255,042
Accounts payable	**665,342**	1,020,402
Other current liabilities	**890,551**	730,999
Total current liabilities	**2,210,565**	2,316,033
Total noncurrent liabilities and deferred credits	**3,358,926**	3,305,385
Total	**$ 16,996,111**	$ 16,767,245

The detailed management's discussion and financial statements (including the notes thereto) appear in the Appendix of the Proxy Statement and Form 10-K filed with the Securities and Exchange Commission.

Condensed Consolidated Income Statement Consolidated Edison, Inc.

Year Ended December 31 (Thousands of Dollars)	2001	2000	1999
Operating revenues			
Electric	**$ 6,887,863**	$ 6,938,128	$ 5,792,673
Gas	**1,465,957**	1,261,970	1,000,083
Steam	**503,736**	452,135	340,026
Non-utility	**776,406**	779,158	358,541
Total operating revenues	**9,633,962**	9,431,391	7,491,323
Operating expenses			
Purchased power and fuel	**4,024,372**	3,995,491	2,254,073
Gas purchased for resale	**859,961**	789,080	485,155
Other operations and maintenance	**1,492,241**	1,604,644	1,626,602
Depreciation and amortization	**526,235**	586,407	526,182
Income tax and other taxes	**1,603,680**	1,439,633	1,579,512
Total operating expenses	**8,506,489**	8,415,255	6,471,524
Operating income	**1,127,473**	1,016,136	1,019,799
Other income (deductions)	**(758)**	(12,263)	31,972
Income before interest charges	**1,126,715**	1,003,873	1,051,771
Interest charges	**430,880**	407,445	337,563
Net income	**695,835**	596,428	714,208
Preferred stock dividends requirements	**13,593**	13,593	13,593
Net income for common stock	**$ 682,242**	$ 582,835	$ 700,615
Earnings per common share – Basic	**$ 3.22**	$ 2.75	$ 3.14
Earnings per common share – Diluted	**$ 3.21**	$ 2.74	$ 3.13
Dividends per common share	**$ 2.20**	$ 2.18	$ 2.14
Average number of shares outstanding (millions) – Basic	**212.1**	212.2	223.4
Average number of shares outstanding (millions) – Diluted	**212.9**	212.4	223.9

The detailed management's discussion and financial statements (including the notes thereto) appear in the Appendix of the Proxy Statement and Form 10-K filed with the Securities and Exchange Commission.

Condensed Consolidated Statement of Cash Flows Consolidated Edison, Inc.

Year Ended December 31 (Thousands of Dollars)	2001	2000	1999
Operating activities			
Net income	**$ 695,835**	$ 596,428	$ 714,208
Depreciation and amortization	**526,235**	586,407	526,182
Deferred income tax (excluding taxes resulting from divestiture of plant)	**5,629**	177,736	41,784
Accrued pension costs	**(259,107)**	(201,666)	(34,803)
Deferred recoverable energy costs	**130,231**	(221,804)	(57,692)
Cost of removal less salvage	**(101,163)**	(130,590)	(71,451)
Other operating activities	**352,311**	210,923	101,984
Net cash flows from operating activities	**1,349,971**	1,017,434	1,220,212
Investing activities including construction			
Utility construction expenditures	**(1,103,823)**	(1,002,607)	(679,486)
Payment for purchase of Orange and Rockland, net of cash and cash equivalents	**-**	-	(509,083)
Payment for purchase of the Lakewood Project, net of cash and cash equivalents	**-**	(98,090)	-
Divestiture of utility plant (net of federal income tax)	**671,473**	-	1,138,750
Investments by unregulated subsidiaries	**(195,664)**	(19,309)	(101,953)
Demolition and remediation costs for First Avenue properties	**(2,398)**	(101,935)	-
Deposit received from sale of First Avenue properties	**-**	50,000	-
Other investing activities	**(94,015)**	(47,359)	(34,028)
Net cash flows used in investing activities including construction	**(724,427)**	(1,219,300)	(185,800)
Financing activities including dividends			
Repurchase of common stock	**-**	(68,531)	(817,399)
Change in short-term debt (net)	**39,720**	(265,031)	430,196
Change in long-term debt (net)	**84,860**	626,770	242,689
Common stock dividends	**(466,962)**	(462,503)	(477,110)
Preferred stock dividends	**(13,593)**	(13,593)	(13,593)
Other financing activities	**(23,218)**	(5,468)	(16,440)
Net cash flows used in financing activities including dividends	**(379,193)**	(188,356)	(651,657)
Net increase (decrease) in cash and temporary cash investments	**246,351**	(390,222)	382,755
Cash and temporary cash investments at January 1	**94,828**	485,050	102,295
Cash and temporary cash investments at December 31	**341,179**	94,828	485,050
Less: Restricted cash	**69,823**	-	-
Unrestricted cash and temporary cash investments	**$ 271,356**	$ 94,828	$ 485,050
Supplemental disclosure of cash flow information			
Cash paid during the period for:			
Interest	**$ 390,677**	$ 351,165	$ 321,785
Income taxes	**217,175**	136,573	846,559

The detailed management's discussion and financial statements (including the notes thereto) appear in the Appendix of the Proxy Statement and Form 10-K filed with the Securities and Exchange Commission.

Statistics

	2001	2000	1999	1998	1997
Utility energy sales and deliveries					
Electric (thousands of kilowatt hours)					
Full service customers*	**36,449,357**	36,266,131	34,966,969	36,374,017	37,527,979
Delivery service for Retail Choice customers	**11,261,074**	9,928,423	8,238,228	2,417,321	-
Delivery service to NYPA customers and others	**9,815,259**	9,631,617	9,335,230	9,039,674	8,793,378
Delivery service for municipal agencies	**660,220**	630,966	624,229	814,575	845,895
Off-system and Energy Service Company (ESCO) sales	**496,925**	3,417,459	5,010,487	2,353,623	2,499,587
Gas (dekatherms)					
Full service customers*	**134,177,598**	135,241,247	112,056,312	101,889,139	117,405,325
Transportation of customer-owned gas	**96,392,289**	124,651,385	35,413,823	18,739,177	24,698,569
Off-system sales	**8,733,351**	27,245,636	32,949,759	25,982,200	13,958,984
Steam (thousands of pounds)	**25,327,694**	26,733,260	26,532,797	24,995,694	27,422,561
Operating revenues (thousands)					
Electric					
Full service customers*	**$5,784,777**	$5,760,750	$4,744,609	$5,015,022	$5,281,578
Delivery service for Retail Choice customers	**555,264**	591,124	596,913	226,159	-
Delivery service to NYPA customers and others	**253,438**	262,216	257,216	258,888	237,969
Delivery service for municipal agencies	**34,508**	24,103	19,114	36,921	46,636
Off-system and ESCO sales	**44,160**	157,373	157,340	65,919	45,098
Other electric revenues	**215,716**	142,562	17,481	71,537	24,294
Total electric	**6,887,863**	6,938,128	5,792,673	5,674,446	5,635,575
Gas					
Full service customers*	**1,354,428**	1,143,795	885,755	878,821	1,041,507
Transportation of customer-owned gas	**51,491**	35,373	25,021	14,277	7,237
Off-system sales	**26,742**	94,771	83,694	59,774	40,986
Other gas revenues	**33,296**	(11,969)	5,613	6,737	4,150
Total gas	**1,465,957**	1,261,970	1,000,083	959,609	1,093,880
Steam					
Steam sales revenues	**477,646**	437,638	339,565	320,815	390,199
Other steam revenues	**26,090**	14,497	461	1,117	1,600
Total steam	**503,736**	452,135	340,026	321,932	391,799
Total non-utility	**776,406**	779,158	358,541	137,061	74,898
Total operating revenues	**$9,633,962**	$9,431,391	$7,491,323	$7,093,048	$7,196,152

* Con Edison provides both energy supply and delivery service for full service customers.

Statistics, cont.

	2001	2000	1999	1998	1997
Con Edison of New York					
customers – average for year					
Electric	**3,100,642**	3,078,648	3,054,693	3,030,746	3,010,139
Gas	**1,051,540**	1,051,555	1,046,133	1,040,410	1,036,098
Steam	**1,853**	1,861	1,879	1,898	1,920
Orange and Rockland					
customers – average for year*					
Electric	**282,191**	278,851	276,579	-	-
Gas	**120,108**	118,707	117,547	-	-
Shareholders at December 31					
Common – Con Edison	**103,719**	109,460	117,205	125,409	134,993
Preferred – Con Edison of New York	**4,039**	4,380	4,788	5,209	5,882
Total	**107,758**	113,840	121,993	130,618	140,875
Shares Outstanding at December 31					
Common – Con Edison	**212,257,244**	212,027,131	213,810,634	232,833,494	235,489,650
Preferred – Con Edison of New York	**2,661,445**	2,661,445	2,661,445	2,661,445	3,345,495
Employees at December 31	**13,953**	14,463	14,269	14,322	15,029

* For 1999, represents average for 6 months only, excluding the period prior to the July 1999 acquisition by Con Edison.

Management

CONSOLIDATED EDISON, INC.

Eugene R. McGrath
Chairman, President and Chief Executive Officer

Joan S. Freilich
Executive Vice President and Chief Financial Officer

John D. McMahon
Senior Vice President and General Counsel

Saddie L. Smith
Secretary

Edward J. Rasmussen
Vice President, Controller and Chief Accounting Officer

Robert P. Stelben
Vice President and Treasurer

CONSOLIDATED EDISON COMPANY OF NEW YORK, INC.

Eugene R. McGrath
Chairman and Chief Executive Officer

Kevin Burke
President and Chief Operating Officer

Joan S. Freilich
Executive Vice President and Chief Financial Officer

James P. O'Brien
Vice President and General Auditor

Saddie L. Smith
Secretary and Associate General Counsel

Edward J. Rasmussen
Vice President and Controller

Robert P. Stelben
Vice President and Treasurer

Senior Vice Presidents

Robert W. Donohue, Jr. Electric Operations

Mary Jane McCartney Gas Operations

John D. McMahon (and General Counsel)

Frances A. Resheske Public Affairs

Robert A. Saya Central Operations

Luther Tai Central Services

Vice Presidents

John H. Banks Government Relations

Archie M. Bankston Executive-On-Loan

James S. Baumstark

Marilyn Caselli Customer Operations

David Davidowitz Gas Engineering

David F. Gedris Brooklyn and Queens

George W. Greenwood, Jr. Emergency Management

Peter A. Irwin Legal Services

Andrew L. Jacob Steam Operations

Paul H. Kinkel Bronx and Westchester

William G. Longhi System and Transmission Operations

Chanoch Lubling Regulatory Services

William J. McGrath Central Field Services

Thomas T. Newell Gas Operations

Joseph P. Oates Energy Management

Randolph S. Price Environment, Health and Safety

Stephen E. Quinn Substation Operations

Louis L. Rana Manhattan

Hyman Schoenblum Corporate Planning

Wanda M. Skalba Information Resources

Carole Sobin Purchasing

Claude Trahan Human Resources

Kevin E. Walker Maintenance and Construction Services

Stephen F. Wood Staten Island and Engineering Services

ORANGE AND ROCKLAND UTILITIES, INC.

Stephen B. Bram
President

Edward J. Rasmussen
Vice President, Chief Financial Officer and Controller

Robert P. Stelben
Vice President and Treasurer

Peter A. Irwin
Secretary

Vice Presidents

Carol Monti Barris Administrative Services

James J. O'Brien, Jr. Customer Service

James Tarpey Operations

CONSOLIDATED EDISON SOLUTIONS, INC.

JoAnn F. Ryan
President and Chief Executive Officer

CONSOLIDATED EDISON DEVELOPMENT, INC.

Charles Weliky
President

CONSOLIDATED EDISON ENERGY, INC.

Charles Weliky
President

CON EDISON COMMUNICATIONS, LLC

Peter A. Rust
President

Board of Directors

CONSOLIDATED EDISON, INC.

Vincent A. Calarco
Chairman, President and Chief Executive Officer
Crompton Corporation
Greenwich, Connecticut
(specialty chemicals, polymer products, and equipment)

George Campbell, Jr., Ph.D.
President
The Cooper Union for the Advancement of Science and Art
New York, New York

E. Virgil Conway
Former Chairman
Metropolitan Transportation Authority
New York, New York

Gordon J. Davis
Senior Partner
Le Boeuf, Lamb, Green & MacRae, LLP
New York, New York

Michael J. Del Giudice
Managing Director and Principal
Millennium Credit Markets, LLC
New York, New York

Joan S. Freilich
Executive Vice President and Chief Financial Officer

Ellen V. Futter
President
American Museum of Natural History
New York, New York

Sally Hernandez-Piñero
Practicing Attorney at Law
New York, New York

Peter W. Likins
President
The University of Arizona
Tucson, Arizona

Eugene R. McGrath
Chairman, President and Chief Executive Officer

George W. Sarney
Chairman
Spirent plc
Crawley, West Sussex, U.K.
(telecommunications testing systems and network products)

Richard A. Voell
Private investor and retired
President and Chief Executive Officer
The Rockefeller Group, Inc.
New York, New York
(real estate, real estate services, communications and communications services)

Stephen R. Volk
Chairman
Credit Suisse First Boston
New York, New York

Investor Information

Annual Stockholders' Meeting

The 2002 Annual Meeting of Stockholders will be held at 10:00 AM on Monday, May 20, 2002, at the auditorium on the 19th floor of the Con Edison Building, 4 Irving Place between 14th and 15th Streets, New York, NY.

Proxies will be requested from stockholders when the notice of meeting and proxy statement are mailed on or about April 8, 2002.

Stock Listing

The Common Stock is listed on the New York Stock Exchange. The Common Stock ticker symbol is "ED." The press listing is "ConEdison" or "ConEd." The $5 Cumulative Preferred Stock and the Cumulative Preferred Stock, 4.65% Series C are also listed on the New York Stock Exchange.

Transfer Agent and Registrar

The Bank of New York Investor Relations Department
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
toll-free telephone: (800) 522-5522

Dividend Reinvestment

Stockholders of record of the company's Common Stock are eligible to participate in the company's Automatic Dividend Reinvestment and Cash Payment Plan. For more information and a copy of the Plan prospectus, please call The Bank of New York Investor Relations Department at (800) 522-5522.

Duplicate Mailings and Duplicate Accounts

Stockholders with more than one account or stockholders who share the same address may receive more than one annual report and other mailings. To eliminate duplicate mailings, please call The Bank of New York Investor Relations Department at (800) 522-5522 or write to The Bank of New York Investor Relations Department, P.O. Box 11258, Church Street Station, New York, NY 10286-1258, enclosing labels from the mailings or label information where possible. Separate dividend checks and Form of Proxies will continue to be sent for each account on our records.

Additional Information

A supplement containing additional financial and operating data for the latest five-year period may be obtained by writing to the Secretary of the company.

The company reports details concerning its operations and other matters annually to the Securities and Exchange Commission on Form 10-K, which is available without charge to the company's security holders on written request to:
Saddie L. Smith
Secretary
Con Edison
4 Irving Place
New York, NY 10003

For up-to-date stock account information 24 hours a day, shareholders may call an automated toll-free number, (800) 522-5522. At the same phone number, callers may speak with an Investor Services representative Monday through Friday, 8:30 AM to 4:00 PM. Address email messages to: shareowner-svcs@email.bankofny.com.

Address correspondence to:
The Bank of New York Investor Relations Department
P.O. Box 11258
Church Street Station
New York, NY 10286-1258

Investor Relations

Inquiries from security analysts, investment managers, and other members of the financial community should be addressed to:
Jan C. Childress
Director of Investor Relations
Consolidated Edison, Inc.
4 Irving Place, Room 700
New York, NY 10003
telephone: (212) 460-6611
email: childressj@coned.com

For additional financial, operational, and customer service information, visit the Consolidated Edison, Inc. Web site at www.conEdison.com.

How To Reach Us

CONSOLIDATED EDISON, INC.
4 Irving Place
New York, NY 10003
(212) 460-4600
www.conEdison.com

Regulated Utilities

CONSOLIDATED EDISON COMPANY OF NEW YORK, INC.
4 Irving Place
New York, NY 10003
(212) 460-4600
www.conEd.com

ORANGE AND ROCKLAND UTILITIES, INC.
One Blue Hill Plaza
Pearl River, NY 10965
(845) 352-6000
www.oru.com

Unregulated Businesses

CONSOLIDATED EDISON SOLUTIONS, INC.
701 Westchester Avenue, Suite 300 East
White Plains, NY 10604
(914) 286-7000
www.conEdsolutions.com

CONSOLIDATED EDISON ENERGY, INC.
701 Westchester Avenue, Suite 201 West
White Plains, NY 10604
(914) 993-2189
www.conEdenergy.com

CONSOLIDATED EDISON DEVELOPMENT, INC.
111 Broadway, 16th Floor
New York, NY 10006
(212) 393-9242
www.conEdison.com/coned-development.htm

CON EDISON COMMUNICATIONS, LLC
132 West 31st Street
New York, NY 10001
(212) 324-5000
www.electricfiber.com

Consolidated Edison, Inc., is one of the nation's largest investor-owned energy companies, with approximately $10 billion in annual revenues and approximately $17 billion in assets. The company provides a wide range of energy-related products and services to its customers through its two regulated subsidiaries: Consolidated Edison Company of New York, Inc., a regulated utility providing electric, gas, and steam service to New York City and Westchester County, New York; and Orange and Rockland Utilities, Inc., a regulated utility serving customers in a 1,350-square-mile area in southeastern New York State, as well as adjacent sections of northern New Jersey and northeastern Pennsylvania; and its four unregulated businesses: Con Edison Solutions, a retail energy services company; Con Edison Energy, a wholesale energy supply company; Con Edison Development, an infrastructure development company; and Con Edison Communications, a telecommunications infrastructure company. For additional financial, operations, and customer service information, visit the Consolidated Edison, Inc. Web site at www.conEdison.com.

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conEdison, inc.